BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), informs to its shareholders and to the market in general that executed, on the present date, with Marfrig Global Foods S.A. (“Marfrig”), a Sale and Purchase Agreement of the Shares issued by QuickFood S.A. (“Quickfood”), a leading Company in the production of beef-based processed food in Argentina, controlled by the Company, by means of which Marfrig has agreed to acquire 91.89% of its capital stock, for an Enterprise Value, equivalent to this participation, of US$60,000,000.00 (sixty million US dollars). Quickfood operates 3 plants located in San Jorge, Baradero, and Arroyo Seco, with a slaughtering capacity of 620 heads/day and a processing capacity of approximately 6 thousand metric tons/month of hamburgers, franks, cold products, and frozen vegetables.

BRF further informs that, on the same date, it executed: (i) contracts, which provide for the commitment, by Marfrig, to acquire real estate and equipment from BRF’s unit located in Várzea Grande-MT, in the amount of R$ 100,000,000.00 (one hundred million Brazilian reais) and (ii) a Supply Agreement, by means of which Marfrig has undertaken to provide to the Company finished goods, such as hamburgers, meatballs, kibbehs, among others, with a term of 60 (sixty) months.

The closing of all the agreements is subject to the verification of conditions precedent applicable to transactions of such nature.

Such transactions integrate the Financial and Operational Restructuring Plan announced by the Company in the Material Fact, dated as of June 29, 2018, whose goal is to accelerate the financial deleveraging process of the Company. Furthermore, the Company understands that the partnership with Marfrig, by means of the Supply Agreement, will bring a positive impact on the result achieved in the processed foods business.

The Company will keep its shareholders and the market duly and properly informed about any material repercussions regarding the transactions hereby mentioned.

São Paulo, December 7, 2018

Elcio Mitsuhiro Ito

Chief Financial and Investor Relations Officer